UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for March 11, 2013
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Sasol Limited reviewed interim financial results for the six months ended 31 December 2012

Sasol Limited
Reviewed interim financial results for the six months ended 31 December 2012
Committed to excellence in all we do, Sasol is an international integrated energy and chemical company that leverages the talent and expertise of our more than
34 000 people working in 38 countries. We develop and commercialise technologies, and build and operate world-scale facilities to produce a range of high-value product streams, including liquid fuels, chemicals and low-carbon electricity.
- Sasol Synfuels’ production up 10%
- Operating profit up by 9% excluding once-offs
- Headline earnings per share up by 2% to R24,01
- Interim dividend of R5,70 per share
- Cash flow from operations up by 6%
- US projects progressed to front-end engineering and design phase
- US dollar bond oversubscribed by 3,47 times
Segment report for the period ended
Turnover (R million) Operating profit (R million)
full year
30 Jun 12
Audited
half year
31 Dec 11
Reviewed
half year
31 Dec 12
Reviewed Business unit analysis
half year
31 Dec 12
Reviewed
half year
31 Dec 11
Reviewed
full year
30 Jun 12
Audited
133 814 63 057 71 002 South African energy cluster 16 704 13 469 28 957
10 672 5 107 6 180 Mining 1 301 1 002 2 287
6 931 3 292 4 077 Gas 2 038 1 461 2 985
48 791 22 337 27 959 Synfuels 12 458 9 909 22 095
67 420 32 321 32 786 Oil 907 1 099 1 592
- - - Other - (2) (2)
8 429 4 416 4 795 International energy cluster 528 1 154 (55)
5 318 2 910 2 986 Synfuels International 1 235 1 033 1 881
3 111 1 506 1 809 Petroleum International (707) 121 (1 936)
94 752 47 162 48 571 Chemical cluster 11 4 339 6 500
20 081 9 398 10 510 Polymers (2 440) 546 716
18 914 9 082 9 826 Solvents 48 1 115 1 403
37 698 19 493 18 417 Olefins & Surfactants 1 567 1 660 3 193
18 059 9 189 9 818 Other chemical businesses 836 1 018 1 188
8 598 4 205 4 410 Other businesses 1 691 1 514 1 356
245 593 118 840 128 778 18 934 20 476 36 758
(76 147) (35 537) (43 338) Intercompany turnover
169 446 83 303 85 440
Overview
Advancing sustainably
Chief Executive Officer, David E. Constable says:
“We are entering a significant chapter in Sasol’s history. The strategic mega-projects we advance in the medium term will serve to enhance the company’s position as an international energy and chemicals player. We know that by focusing on the factors we can influence, in the near term, we will set ourselves up for greater success in the years ahead. For us, safety and the wellbeing of our people and the environment; enhanced operational performance; world-class project execution;
cost reduction; and strengthened stakeholder relations remain paramount.
We have shown, time and again, that Sasol continues to be resilient in challenging times. Notwithstanding, ongoing global economic uncertainty, international socio-political instability and commodity market volatility, we continue to maintain a strong operational performance, while advancing our exciting growth projects in a measured and responsible manner. Through our high performing Sasol people working in tandem with our partners, service providers, suppliers, customers and host governments, we are committed to delivering long-term shareholder value responsibly and sustainably.”
Interim results overview
Earnings attributable to shareholders for the six months ended 31 December 2012 declined by 13% to R12,1 billion from R13,9 billion in the prior year*. Headline earnings per share increased by 2% to R24,01 and earnings per share decreased by 13% to R20,10, over the same period.
Sasol recorded an operating profit of R18,9 billion for the period. Excluding the impact of once-off charges, amounting to R3,6 billion, operating profit increased by
9% compared with the prior year, on the back of a solid operational performance. The increase in operating profit, excluding the impact of once-off charges, was primarily due to increased sales volumes, underpinned by an 11% weaker average rand/US dollar exchange rate (R8,48/US$ for the six months ended 31 December
2012 compared with R7,63/US$ for the six months ended 31 December 2011), despite a marginally lower average crude oil price (average dated Brent was
US$109,81/barrel at 31 December 2012 compared with US$111,41/barrel at 31 December 2011) and moderately lower product prices.
The operating profit in the current year was negatively impacted by once-off charges totalling R3,6 billion (31 December 2011: R0,3 billion). These items relate primarily to the partial impairments of our Arya Sasol Polymer Company (ASPC) investment and the Solvents Germany business of R1 974 million and R198 million, respectively, as well as the write off of an unsuccessful exploration well in Mozambique amounting to R428 million. In addition, included in the once-off charges is an amount of R1 015 million related to translation losses, primarily at our ASPC operations, resulting from the depreciation of the Iranian Rial against the
US dollar. These once-off items also include a gain relating to the remeasurement to fair value of our existing shareholding in the Merisol business, which arose from the step up acquisition.
Sasol Synfuels delivered production for the period of 3,7 million tons (mt). The significant improvement in the overall production run-rate of the facility seen during the second half of the 2012 financial year has continued during this period. In light of the continuing weak European market conditions, our European chemical businesses’ production was optimised to match lower demand and optimise margins. Production performance at our ASPC and ORYX gas-to-liquids (GTL)
operations was strong and in line with our expectations.
* All comparisons refer to the prior year comparable period unless otherwise stated
Chief Financial Officer, Christine Ramon says:
“Our solid operational performance underpinned the continued strong cash flow generation across our businesses. We have demonstrated our commitment to a progressive dividend policy and to delivering value to shareholders, despite the significant impact of impairments and other once-off charges. Our strong balance sheet continues to position the company well to fund our attractive growth projects that are steadily advancing. We are comfortable that we will manage the long-term gearing of the company within our targeted range, taking into account the phasing of our US growth projects, a buffer for volatility and our progressive dividend policy.”

Cash fixed costs, excluding once-off and growth costs and the impact of exchange rates, increased by 6,9% in real terms, due to a challenging South African cost environment, in respect of labour, maintenance and electricity costs. In order to contain the impact of these cost increases, we have successfully ramped up our electricity generation capacity to 67% of our own requirements. In addition to procurement and maintenance cost reduction strategies, we are actively analysing the cash fixed cost drivers in the group to identify opportunities where we can further reduce and contain our cost base sustainably, with a greater drive for shared services in the group.
The effective tax rate of 31,8% is higher than the prior year’s effective tax rate of 29,3%. This resulted primarily from an increase in non-deductible expenses relating mainly to once-off charges.
Cash flow generated by operating activities was R21,4 billion compared with R22,7 billion in the prior year. Cash flow from operations increased by 6%, however this was offset by increased working capital, both as a result of price and volume effects. Capital investments for the period amounted to R14,4 billion.
Taking into account the ongoing strength of our financial position and current capital investment plans, as well as the progressive dividend policy, management has recommended and the board has approved the interim dividend. This approach remains in line with our commitment consistently to return sustainable value to shareholders.
Delivering on growth and operations excellence
We are making progress on the delivery of our project pipeline and are pleased to see the following:
- Looking at our upstream activities:
- In December 2012, the Sasol and Talisman Montney Partnership approved the annual work programme and budget for the 2013 calendar year in respect of our
Canadian shale gas assets. The capital expenditure for the 2013 financial year is expected to be approximately CAD500 million, including the Talisman carry amount.
- During the period, two major compression projects were advanced to ensure that the Pande and Temane natural gas fields, as well as the facilities at the Central
Processing Facility (CPF), in Mozambique, will be able to meet the anticipated market ramp-up resulting from the 183 million gigajoules CPF expansion.
- An amount of US$168,2 million has been approved for the development of the South East Etame and North Tchibala projects, as well as the expansion project of the Main Etame field in Gabon. This investment will ensure that we will be able to profitably mature additional discovered hydrocarbon resources in the permit area and extend the life of our assets in Gabon. The capital will be spent between the 2013 and 2016 financial years.
- In October 2012, the work programme and budget for the drilling of the nine corehole exploration programme at our coal bed methane assets in Botswana, during the 2013 financial year, was approved. Drilling commenced on 2 December 2012.
- The Mozambique Inhassoro light oil appraisal well has been on a long-term test since March 2012 and will be shut in, as per contractual obligation, at the end of
February 2013. The well has cumulatively produced 200 000 barrels of light oil. We now have, with effect from 25 February 2013, up to 24 months to submit a
Field Development Plan.
- Turning to our growth projects:
- On 3 December 2012, we announced that we will proceed with the front-end engineering and design (FEED) phases of an integrated, world-scale ethane cracker and downstream derivatives units and a 96 000 barrels per day (bbl/d) GTL facility in the US:
- The ethane cracker will produce 1,5 million tons of ethylene that will be used to produce a range of ethylene derivatives. The total project costs of the ethane cracker and downstream derivative units are estimated at between US$5 billion and US$7 billion. We expect beneficial operation for the ethane cracker to be achieved during the 2017 calendar year.
- The GTL facility, a first of its kind in the United States, will produce four million tons per annum of high quality fuel and other value-added products. Total project costs are estimated at between US$11 billion and US$14 billion. The GTL project will be delivered in two phases after the ethane cracker, with each phase comprising at least 48 000 bbl/d. At this stage, the final investment decision for the US GTL project is expected to be taken in 18 to 24 months, appropriately phased after the final investment decision for the US ethane cracker.
- As part of FEED, we will be assessing in detail ways in which to manage and mitigate potential risks associated with executing these mega-projects, as well as the phasing of the projects to enable us to meet our internal gearing targets and our progressive dividend policy before a final investment decision is taken.
- The feasibility study to determine the technical and commercial viability of a GTL facility in Western Canada was successfully completed. In accordance with the need to prioritise our growth portfolio, a decision was made to phase this investment opportunity after the integrated US GTL and ethane cracker complex. A FEED decision will, therefore, be considered at a later stage.
- The FEED activities for the Uzbekistan GTL plant, which commenced in October 2011, are progressing well. FEED activities, including the assessment of project financing, are expected to be completed during the second half of the 2013 calendar year.
- In Nigeria, the Escravos GTL project is progressing steadily, with commissioning and start-up activities. The plant is expected to be in operation towards the end of the 2013 calendar year.
- Our foundation businesses:
- The Sasol Synfuels growth programme is progressing, with the start of installation of the gas heated heat exchange reformers (GHHERs). The progress on this project will be closely monitored. Once the first pair of GHHERs is installed and operational, the site will have increased flexibility and the timing of the second set of GHHERs installation will be planned to maximise volumes. The last of the four new gasifiers was successfully commissioned in September 2012.
The complex brownfields volatile organic compound abatement project continues, along with the replacement of tar tanks and separators as well as the coal tar filtration east project.
- The R3,5 billion Thubelisha Shaft at the Twistdraai Colliery in Mpumalanga, South Africa, has largely been completed within budget. We anticipate that all work, including gaining access to areas around the devolatized coal section, will be finalised in the third quarter of the 2013 calendar year. The development of the
Impumelelo and Shondoni Collieries, which are part of Sasol Mining’s R14 billion mine replacement programme, are progressing. Despite shaft sinking challenges due to productivity at the Impumelelo Colliery, it is anticipated that the project will be completed within budget during the fourth quarter of the 2014 calendar year. Construction of the Shondoni Colliery is progressing and we expect that the first development section will start opening up the underground area during the first quarter of the 2014 calendar year. Beneficial operation in respect of this colliery is anticipated for the 2015 calendar year.
- Construction on the FT wax expansion facility in Sasolburg, South Africa, continues to progress. The commissioning of the new Slurry Bed Reactor, which is critically important for the capacity expansion, is expected to take place at the end of the 2013 calendar year. The Sasol board originally approved a budget of R8,4 billion in respect of the total project, which is expected to be sufficient for completion of phase 1 as well as pre-investment of common facilities of phase 2. The capital cost of phase 2 of the project is currently being assessed together with other key project parameters. There could be a further delay in the previously announced beneficial operation dates for phase 2 with additional cost impacts.
- Progress on the construction of our R1,9 billion ethylene purification unit project in Sasolburg, and the R1,3 billion C3 stabilisation project in Secunda continues.
These projects are expected to be in operation in the second half of the 2013 calendar year and in the middle of the 2014 calendar year, respectively.
- During the period, through Sasol New Energy (SNE), we continued to advance the development of our US$246 million gas-fired power generation plant in
Mozambique, in partnership with the country’s state-owned power utility Electricidade de Moçambique at Ressano Garcia. All conditions precedent to a final funding and investment decision were finalised and ground works have commenced on site. Beneficial operation is expected during the first half of the 2014 calendar year.
- The Secunda Natref integration pipeline, which facilitates the transfer of liquid fuels components between the two facilities, was commissioned in December
2012, below the approved budgeted amount of R1 billion.
Doing business responsibly
We continued to deliver on our broader sustainability contributions during the period:
- Our gas engine power plant in Sasolburg successfully started operations and began producing electricity at full capacity by the end of December 2012, three months ahead of schedule and almost 20% below budget. The plant, which uses natural gas as feedstock, has an operating capacity of 140 megawatts (MW) and marks a significant step in boosting our own power generation capacity and improving energy efficiency. In addition, this plant contributes to the reduction of our greenhouse gas emissions intensity, while easing the load on the national grid for the benefit of the South African communities.

- SNE continues to progress alternative energy studies and projects, including electricity generation from natural gas as feedstock, solar-based renewable energy projects and liquefied natural gas opportunities. In addition, we continue to advance our in-house knowledge on carbon capture, utilisation and storage as well as underground coal gasification (UCG).
- Our external water conservation partnerships have started yielding results, with the first water savings of R2 million being achieved in the Emfuleni Municipality in the Sasolburg region. The concept of water off-setting has been positively received by the South African Parliamentary Portfolio Committee on Water and
Environmental Affairs and further development of a water off-setting policy by the Department of Water Affairs is being supported by SNE.
- As at previous United Nations Framework Convention on Climate Change conferences, we were represented at COP 18 in Doha, Qatar, and provided technical input to various working groups considering sustainable climate change solutions. Our joint venture, ORYX GTL, was one of the key sponsors supplying fuel to branded buses which transported delegates to the various conference venues.
- In terms of South African climate change policy, our experts are participating in several working groups, together with the South African government and other stakeholders, to develop the standards and guidelines which would give effect to the country’s climate change response policy, which was published in 2011. We continue to engage stakeholders on climate change-related policies and initiatives, to find workable and sustainable solutions to the climate change challenge.
- During the period, we paid R15 billion in direct and indirect taxes to the South African government. Sasol remains one of the largest corporate taxpayers in South
Africa, contributing significantly to the South African economy.
- Sasol supports the move to a lower-carbon economy, taking into account South Africa’s critical developmental challenges. The South African Finance Minister’s proposal is for a R120/ton carbon tax with effect from 1 January 2015, increasing by 10% per annum for five years. Coal-to-liquids and GTL will receive a 60%
basic exemption. An updated policy paper is expected at the end of March 2013. Implementation of a carbon tax, as currently proposed, cannot proceed without a full understanding of its consequences on the economy in the form of aspects such as employment, competitiveness and trade measures. Sasol will continue to engage with the South African government on carbon taxes.
- The safety incident recordable case rate (RCR) for employees and service providers, including injuries and illnesses, of 0,36 at 31 December 2012 has improved compared with the RCR rate of 0,39 at 30 June 2012. Notably, our RCR for employees and service providers, excluding illnesses, of 0,32 at 31 December 2012 (30
June 2012: 0,35) is at its lowest level in our recent history.
- During the period, we committed to R800 million over the next four years to the municipalities in the Sasolburg and Secunda regions as part of our commitment to enhance development in these areas.
Our operations deliver solid performance
South African energy cluster
Sasol Mining – higher sales volumes and prices to Sasol Synfuels
Operating profit of R1 301 million was 30% higher than the prior year. Production volumes were down 1% compared to those of the prior year due to some challenging geological conditions as some collieries near the end of their life of mine. Operating profit was supported by higher sales prices and volumes to Sasol
Synfuels as well as the weaker rand/US dollar exchange rate, offset by lower US dollar export coal prices and volumes.
Sasol Gas – improved sales prices and volumes
Operating profit increased by 39% to R2 038 million compared to the prior year mainly as a result of higher sales prices and increased demand for volumes, which supported Sasol’s initiatives to increase energy efficiencies and reduce carbon emission intensity.
Sasol Synfuels – production volumes up by 10%
Sasol Synfuels’ operating profit increased by 26% to R12 458 million compared to the prior year primarily due to a weaker average rand/US dollar exchange rate resulting in favourable product prices and margins. The commissioning of new equipment, notably the four additional gasifiers, as well as the impact of the 17th reformer, coupled with plant stability, resulted in production volumes being 10% higher than the prior year. Cash unit costs increased by 13% compared to the prior year, due to higher feedstock prices (which are largely internal to the group), as well as increased maintenance and energy costs, which negatively impacted operating profit. Sasol Synfuels completed a successful planned shutdown in September 2012.
Sasol Oil – higher margins despite lower volumes
Operating profit decreased by 17% to R907 million compared to the prior year primarily due to lower production volumes at the Natref refinery resulting from an extended planned shutdown and late start-up of the refinery. These lower volumes were somewhat offset by the higher volumes from Sasol Synfuels, however, sales volumes were lower than the prior year. Higher marketing and refining margins contributed positively to operating profits for the period.
International energy cluster
Sasol Synfuels International (SSI) – ORYX GTL excels in performance
SSI’s operating profit increased by 20% to R1 235 million compared to the prior year. This was mainly due to the contribution of the ORYX GTL plant in Qatar on the back of higher volumes, supported by the weaker rand/US dollar exchange rate. The ORYX GTL plant, which has maintained an RCR of zero, produced above
90% of design capacity ahead of a planned statutory shutdown that started in February 2013.
Sasol Petroleum International (SPI) – Mozambique volume growth, however low North American gas prices impact Canadian asset performance
SPI recorded an operating loss of R707 million compared with an operating profit of R121 million in the prior year. Oil and gas production increased by 25% to
11,2 million barrels oil equivalent (mmboe) compared to the prior period. The increase is mainly attributable to higher production from the Mozambican (18%) and
Canadian (90%) ventures. Production from Gabon remained stable despite the ongoing field decline. During the current period, our Canadian operations produced
2,2 mmboe (31 December 2011: 1,1 mmboe) of natural gas.
However, the positive impact of the increased production was offset by higher depreciation of CAD94 million related to our Canadian shale gas assets, as well as the write off of dry well Mupeji-1 in Mozambique amounting to R428 million.
Chemical cluster
Sasol Polymers – margin pressure and negative impact of Arya impairment
Sasol Polymers South Africa recorded an operating loss of R1 187 million. Sales and production volumes in our South African polymers business were 10% and 9%
respectively, higher than the prior year, despite the slow recovery in the polymer market, which was exacerbated by the road freight and mining industries strike action. Margins continue to be squeezed in the South African polymers business, where feedstock price increases outweighed the increases in selling prices. We have commenced with a business turnaround programme in our South African operations and are positive that this will begin yielding positive results.
Our international operations contributed R1 736 million to operating profit, excluding the partial impairment of our investment in ASPC of R1 974 million and translation losses of R1 015 million, relating primarily to our ASPC operations, mainly due to the depreciation of the Iranian Rial against the US dollar. ASPC achieved a capacity utilisation rate of 84%. The divestiture of our investment in ASPC is continuing.
Sasol Solvents – higher sales volumes but trading environment remains challenging
Operating profit decreased to R48 million compared to an operating profit of R1 115 million in the prior year. Production volumes increased by 8% compared to the prior year, despite protracted road freight industrial action in South Africa and production cut-backs, mainly in Europe, due to market constraints. While sales volumes increased, these benefits were partially offset by lower US dollar selling prices and contracting margins, resulting from continued high feedstock prices over this period. Operating profit includes a partial impairment of R198 million related to our German operations.
Sasol Olefins & Surfactants (Sasol O&S) – European operations under margin pressure
Operating profit decreased by 6% to R1 567 million compared to the prior year. While our US operations continued to benefit from the low US ethane prices, our
European based businesses came under increased pressure as a result of reduced volumes due to softer demand and lower lauric oil prices, coupled with continued
high petrochemical feedstock prices.

Other chemical businesses – Sasol Nitro delivers strong performance despite difficulties in explosives business
Operating profit in our other chemical businesses decreased by 18% to R836 million compared to the prior year. The operating profit of our Sasol Wax business has remained flat compared to the prior year on the back of improved production volumes in the wax markets, coupled with increased sales of hard wax from South
Africa.
The Sasol Nitro business delivered solid financial results. This was despite the negative effects of labour unrest in the mining sector and significantly higher feedstock cost in the fertiliser business. Operating profit for the prior year includes a once-off profit of R120 million resulting from the sale of Sasol Nitro’s
Phalaborwa assets and certain of its downstream fertiliser businesses.
Competition law compliance
We continue to evaluate and enhance our compliance programmes and controls in general, and our competition law compliance programme and controls, in particular. As a consequence of these programmes and controls, including monitoring and review activities, we have also adopted appropriate remedial and/or mitigating steps, and made disclosures on material findings, as and when appropriate.
The South African Competition Commission (the Commission) is conducting investigations into several industries in which Sasol operates, including the piped gas, petroleum, coal mining, fertilisers and polymer industries. We continue to cooperate with the Commission in these investigations. To the extent appropriate, further announcements will be made in future.
As part of its investigation into the polymer industry, the Commission has contended that the prices at which Sasol Polymers supplies propylene and polypropylene are excessive. Sasol Polymers does not agree with the Commission’s assessment and is contesting the Commission’s allegations. The Competition Tribunal hearing in respect of this matter is scheduled to commence on 13 May 2013.
The Commission has referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA, Sasol Limited, BP SA and the South
African Petroleum Industry Association (SAPIA) to the South African Competition Tribunal for adjudication. The Commission is alleging that the respondents exchanged commercially sensitive information, mainly through SAPIA, in order to ensure that their respective prices for diesel followed the Wholesale List Selling
Price published by the South African Department of Energy. This is not a new matter and Sasol began engaging with the Commission in this regard in 2008 as part of its group-wide competition law compliance review, which preceded the Commission’s investigation into the liquid fuels sector. Sasol has reviewed the
Commission’s referral documents and does not agree with the Commission’s allegations. Accordingly, Sasol will take the appropriate legal steps available to it.
US dollar bond offering a success
Gearing at 31 December 2012 of 6,6% (30 June 2012: 2,7%) remains low. On 7 November 2012, we were very pleased to announce our successful US$1 billion bond issuance. The bond, with a tenure of 10 years and a fixed coupon rate of 4,5%, was oversubscribed by 3,47 times. This coupon is the lowest US dollar fixed coupon rate achieved by a South African domiciled corporate (non-state owned enterprise) with this term. The proceeds from this offering will be used for general corporate purposes, including the funding of our capital investments. The low gearing is supported by the continued healthy cash flow generation, particularly from our foundation businesses. This low level of gearing is expected to be maintained in the short term, but is likely to return to within our targeted range of 20% to
40% in the medium term, taking into account our growth programme as well as our progressive dividend policy.
Profit outlook* – strong management focus on improved operational performance and cost reduction
We expect the global environment and South African economy to maintain a modest recovery into the financial year. However, weakening demand in Europe and lower growth in emerging markets and the US remain a concern. Crude oil prices are expected to remain stable over the near term. Product prices are expected to remain volatile. The resolution of the European debt crisis and concerns regarding the US debt ceiling remain uncertain. The rand/US dollar exchange rate remains one of the biggest external factors impacting our profitability.
We expect an overall solid production performance for the 2013 financial year with our production guidance remaining unchanged:
- Sasol Synfuels’ volumes will be between 7,2 and 7,4 million tons;
- The full year average utilisation rate at ORYX GTL in Qatar is expected to be between 80% and 90% of nameplate capacity due to a planned shutdown;
- Full year production at ASPC in Iran will be approximately 75% to 80% of nameplate capacity due to feedstock constraints; and
- Our shale gas venture in Canada will continue to show flat volumes in line with the prior year.
We continue to actively engage with an interested party to divest from our share in ASPC. Further losses relating to the foreign currency translation reserve of approximately US$100 million may be recognised in income once we finally divest from ASPC. There may be further impairments linked to the fair value of the asset as a result of a deteriorating Iranian environment and the accounting requirement to continue recognising operating profits, which might not be recuperated through the divestiture.
We remain on track to deliver on our expectations for improved operational performance. As costs are incurred to improve plant stability and the weaker rand continues to exert pressure on our South African businesses, we expect that our normalised fixed costs will increase above the South African producers’ price index
(PPI) inflation. Cost reduction is a specific target within our short-term incentive scheme and, accordingly, management continues to focus on controllable cost elements. The macroeconomic conditions continue to be volatile, impacting our assumptions in respect of a stable crude oil price and volatile product prices, stronger refining margins as well as the weaker rand/US dollar exchange rate. We continue to focus on factors within our control: volume growth, margin improvement and cost reduction. The current volatility and uncertainty of global markets and geopolitical activities makes it difficult to be more precise in this outlook statement.
* In accordance with standard practice, it is noted that this information has not been reviewed nor reported on by the company’s auditors.
Acquisitions and disposals of businesses
During December 2012, Sasol Gas began the process of disposing of its 49% share in Spring Lights Gas. Negotiations with external parties, as well as approval by the South African Competition Commission, are expected to be concluded within the next 12 months. In addition, Sasol Oil disposed of its bitumen business, operated by Tosas, for a consideration of R120 million. This disposal is subject to the South African Competition Commission’s approval.
In December 2012, Sasol acquired the remaining 50% shareholding in Merisol for a purchase consideration of US$85 million.
Subsequent events
Activities to further the potential disposal of our investment in ASPC are progressing well. We have concluded a memorandum of understanding with an interested party regarding the disposal of ASPC. With effect from 28 February 2013, the investment is classified as a disposal group held-for-sale. Further announcements will be made once more progress has been made.
Declaration of cash dividend number 67
An interim gross cash dividend of South African 570 cents per ordinary share (31 December 2011: 570 cents per share) has been declared for the six months ended
31 December 2012. The interim cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 15% and no credits in terms of secondary tax on companies have been utilised. At the declaration date there are 646 283 316 Sasol ordinary, 25 547 081 Sasol preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders, who are not exempt from the dividend withholding tax, is 484,50000 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 570,0 cents per share.

The salient dates for holders of ordinary shares and BEE ordinary shares are:
Declaration date
Monday, 11 March 2013
Last day for trading to qualify for and participate in the interim dividend (cum dividend)
Friday, 5 April 2013
Trading ex dividend commences
Monday, 8 April 2013
Record date
Friday, 12 April 2013
Dividend payment date
Monday, 15 April 2013
The salient dates for holders of our American Depository Receipts are 1:
Ex dividend on New York Stock Exchange (NYSE)
Wednesday, 10 April 2013
Record date
Friday, 12 April 2013
Approximate date of currency conversion
Tuesday, 16 April 2013
Approximate dividend payment date
Thursday, 25 April 2013
1. All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.
On Monday, 15 April 2013, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 15 April 2013.
Share certificates may not be dematerialised or re-materialised between Monday, 8 April 2013 and Friday, 12 April 2013, both days inclusive.
On behalf of the board
Hixonia Nyasulu
Chairman
David E. Constable
Chief Executive Officer
Christine Ramon
Chief Financial Officer
Sasol Limited
11 March 2013

The interim financial statements are presented on a condensed consolidated basis.
Statement of financial position
at
31 Dec 12
Reviewed
Rm
31 Dec 11
Reviewed
Restated1
Rm
30 Jun 12
Audited
Rm
Assets
Property, plant and equipment 99 149 86 566 95 872
Assets under construction 38 452 35 437 33 585
Goodwill 851 792 787
Other intangible assets 1 445 1 104 1 214
Investments in associates 2 487 3 718 2 560
Post-retirement benefit assets 384 276 313
Deferred tax assets 1 377 1 241 1 514
Other long-term assets 2 249 2 997 2 437
Non-current assets 146 394 132 131 138 282
Assets held for sale 238 343 18
Inventories 24 069 21 712 20 668
Trade and other receivables 26 128 23 975 26 299
Short-term financial assets 626 408 426
Cash restricted for use 5 525 7 817 5 314
Cash 22 622 8 857 12 746
Current assets 79 208 63 112 65 471
Total assets 225 602 195 243 203 753
Equity and liabilities
Shareholders’ equity 132 428 119 391 125 234
Non-controlling interest 3 294 2 788 3 080
Total equity 135 722 122 179 128 314
Long-term debt 21 402 14 162 12 828
Long-term financial liabilities 74 39 38
Long-term provisions 10 991 9 405 10 518
Post-retirement benefit obligations 7 785 6 150 6 872
Long-term deferred income 413 404 455
Deferred tax liabilities 14 863 13 316 13 839
Non-current liabilities 55 528 43 476 44 550
Liabilities in disposal groups held for sale 20 36 -
Short-term debt 9 129 3 097 3 072
Short-term financial liabilities 123 127 135
Other current liabilities 24 245 26 044 27 460
Bank overdraft 835 284 222
Current liabilities 34 352 29 588 30 889
Total equity and liabilities 225 602 195 243 203 753
1 The groups’ accounting policy in respect of employee benefits was amended during the year ended 30 June 2012 due to the adoption of the amendments to IAS 19, Employee Benefits. This change in accounting policy was applied retrospectively and the 31 December 2011 comparative figures were restated. As a result, post-retirement benefit obligations increased by R1 006 million at 31 December 2011 and the post-retirement benefit assets decreased by
R626 million at 31 December 2011.

Income statement
for the period ended
half year
31 Dec 12
Reviewed
Rm
half year
31 Dec 11
Reviewed
Rm
full year
30 Jun 12
Audited
Rm
Turnover 85 440 83 303 169 446
Cost of sales and services rendered (53 010) (53 936) (111 042)
Gross profit 32 430 29 367 58 404
Other operating income 609 613 1 416
Marketing and distribution expenditure (3 267) (3 589) (6 701)
Administrative expenditure (6 373) (5 331) (11 672)
Other operating expenditure (4 465) (584) (4 689)
Effect of crude oil hedges (7) 50 214
Share-based payment expenses (439) (721) (691)
Effect of remeasurement items (2 621) (303) (1 860)
Translation (losses)/gains (299) 1 642 243
Other expenditure (1 099) (1 252) (2 595)
Operating profit 18 934 20 476 36 758
Finance income 379 428 796
Share of profits of associates (net of tax) 204 269 479
Finance expenses (1 033) (972) (2 030)
Profit before tax 18 484 20 201 36 003
Taxation (5 876) (5 927) (11 746)
Profit for the period 12 608 14 274 24 257
Attributable to
Owners of Sasol Limited 12 157 13 894 23 583
Non-controlling interest in subsidiaries 451 380 674
12 608 14 274 24 257
Earnings per share Rand Rand Rand
Basic earnings per share 20,10 23,05 39,10
Diluted earnings per share1 20,06 22,91 38,95
1 Diluted earnings per share are calculated taking the Sasol Share Incentive Scheme and Sasol Inzalo share transaction into account.
Statement of comprehensive income
for the period ended
half year
31 Dec 12
Reviewed
Rm
half year
31 Dec 11
Reviewed
Restated
1
Rm
full year
30 Jun 12
Audited
Rm
Profit for the period 12 608 14 274 24 257
Other comprehensive income, net of tax
Items that can be subsequently reclassified to the income statement
2 127 4 600 4 101
Effect of translation of foreign operations 2 111 4 575 4 063
Effect of cash flow hedges 17 38 41
Investments available-for-sale 5 (4) (3)
Tax on items that can be subsequently reclassified to the income statement
(6) (9) -
Items that cannot be subsequently reclassified to the income statement
(225) (634) (821)
Actuarial losses on post-retirement benefit obligations (324) (841) (1 195)
Tax on items that cannot be subsequently reclassified to the income statement
99 207 374
Total comprehensive income for the period 14 510 18 240 27 537
Attributable to
Owners of Sasol Limited 14 060 17 853 26 853
Non-controlling interests in subsidiaries 450 387 684
14 510 18 240 27 537
1 The groups’ accounting policy in respect of employee benefits was amended during the year ended 30 June 2012 due to the adoption of the amendments to IAS 19, Employee Benefits. This change in accounting policy was applied retrospectively and the 31 December 2011 comparative figures were restated. As a result, total comprehensive income decreased by R634 million as at 31 December 2011.

Statement of changes in equity
for the period ended
half year
31 Dec 12
Reviewed
Rm
half year
31 Dec 11
Reviewed
Restated1
Rm
full year
30 Jun 12
Audited
Rm
Opening balance 128 314 109 860 109 860
Shares issued during the period 227 217 325
Share-based payment expenses 193 240 485
Acquisition of businesses (20) - -
Transactions with non-controlling shareholders in
subsidiaries
13 - 101
Total comprehensive income for the period 14 510 18 240 27 537
Dividends paid (7 267) (6 090) (9 600)
Dividends paid to non-controlling shareholders in
subsidiaries
(248) (288) (394)
Closing balance 135 722 122 179 128 314
Comprising
Share capital 28 211 27 876 27 984
Share repurchase programme (2 641) (2 641) (2 641)
Sasol Inzalo share transaction (22 054) (22 054) (22 054)
Retained earnings 117 437 106 368 112 547
Share-based payment reserve 8 702 8 264 8 509
Foreign currency translation reserve 4 232 2 655 2 137
Actuarial gains and losses (1 479) (1 067) (1 250)
Investment fair value reserve 19 2 15
Cash flow hedge accounting reserve 1 (12) (13)
Shareholders' equity 132 428 119 391 125 234
Non-controlling interest in subsidiaries 3 294 2 788 3 080
Total equity 135 722 122 179 128 314
1 The groups’ accounting policy in respect of employee benefits was amended during the year ended 30
June 2012 due to the adoption of the amendments to IAS 19, Employee Benefits. This change in accounting policy was applied retrospectively and the 31 December 2011 comparative figures were restated. As a result, total shareholders’ equity decreased by R1 114 million as at 31 December 2011.
Statement of cash flows
for the period ended
half year
31 Dec 12
Reviewed
Rm
half year
31 Dec 11
Reviewed
Rm
full year
30 Jun 12
Audited
Rm
Cash receipts from customers 86 252 83 633 168 934
Cash paid to suppliers and employees (64 817) (60 975) (121 033)
Cash generated by operating activities 21 435 22 658 47 901
Cash flow from operations 27 461 25 946 50 172
Increase in working capital (6 026) (3 288) (2 271)
Finance income received 564 639 1 149
Finance expenses paid (410) (343) (666)
Tax paid (4 745) (5 163) (10 760)
Dividends paid (7 267) (6 090) (9 600)
Cash retained from operating activities 9 577 11 701 28 024
Additions to non-current assets (14 350) (14 540) (29 160)
Acquisition of businesses (721) - -
Acquisition of interests in joint ventures - (28) (24)
Disposal of businesses - 33 713
Additional investments in associate (199) (80) (81)
Other net cash flows from investing activities 906 (36) 936
Cash utilised in investing activities (14 364) (14 651) (27 616)
Share capital issued 227 217 325
Contributions from non-controlling shareholders 27 - 11
Dividends paid to non-controlling shareholders (248) (288) (394)
Increase/(decrease) in long-term debt 7 522 (913) (859)
Increase/(decrease) in short-term debt 6 513 1 503 (112)
Cash effect of financing activities 14 041 519 (1 029)
Translation effects on cash and cash equivalents of foreign
operations
249 1 011 649
Increase/(decrease) in cash and cash equivalents 9 503 (1 420) 28
Cash and cash equivalents at beginning of year 17 838 17 810 17 810
Cash in disposal groups held for sale (29) - -
Cash and cash equivalents at end of year 27 312 16 390 17 838

Salient features
for the period ended
half year
31 Dec 12
half year
31 Dec 11
full year
30 Jun 12
Selected ratios
Return on equity
% 19,3* 25,8* 20,3
Return on total assets % 18,6* 23,9* 20,0
Operating profit margin % 22,2 24,6 21,7
Finance expense cover times 47,6 61,7 57,3
Dividend cover times 3,5 4,1 2,3
* Annualised
Share statistics
Total shares in issue
million 674,6 672,5 673,2
Sasol ordinary shares in issue million 646,2 644,1 644,8
Treasury shares (share repurchase programme) million 8,8 8,8 8,8
Weighted average number of shares million 604,9 602,7 603,2
Diluted weighted average number of shares million 616,5 615,0 616,2
Share price (closing) Rand 362,80 385,50 342,40
Market capitalisation
- Sasol ordinary shares
Rm 234 441 248 300 220 788
- Sasol BEE ordinary shares Rm 821 710 686
Net asset value per share Rand 219,72 198,79 208,27
Dividend per share Rand 5,70 5,70 17,50
- interim Rand 5,70 5,70 5,70
- final Rand - - 11,80
Other financial information
Total debt (including bank overdraft)
- interest bearing
Rm 30 817 16 895 15 596
- non-interest bearing Rm 549 648 526
Finance expense capitalised Rm 148 13 24
Capital commitments Rm 64 299 49 692 46 140
- authorised and contracted Rm 58 335 46 973 50 665
- authorised, not yet contracted Rm 43 622 33 892 28 621
- less expenditure to date Rm (37 658) (31 173) (33 146)
Guarantees and contingent liabilities
- total amount
Rm 34 130 39 073 25 299
- liability included in the statement of financial position Rm 19 563 11 401 11 194
Significant items in operating profit
- employee costs
Rm 10 213 9 182 19 921
- depreciation and amortisation of non-current assets Rm 5 445 4 393 9 651
- share-based payment expenses Rm 439 721 691
Sasol share incentive schemes Rm 248 490 221
Sasol Inzalo share transaction Rm 191 231 470

half year
31 Dec 12
half year
31 Dec 11
full year
30 Jun 12
Effective tax rate1% 31,8 29,3 32,6
Number of employees number 34 857 34 626 34 916
Average crude oil price - dated Brent US$/barrel 109,81 111,41 112,42
Average rand/US$ exchange rate 1US$ = Rand 8,48 7,63 7,78
Closing rand/US$ exchange rate 1US$ = Rand 8,46 8,09 8,17
1 The increase in the effective tax rate from 29,3% to 31,8% resulted primarily from the increase in non-deductible expenses related to the impairment of Arya Sasol Polymer Company and other once-off items, compared with the prior year.
Reconciliation of headline earnings
half year
31 Dec 12
Rm
half year
31 Dec 11
Rm
full year
30 Jun 12
Rm
Profit for the year attributable to owners of Sasol Limited 12 157 13 894 23 583
Effect of remeasurement items 2 621 303 1 860
Impairment of assets
- impairment of investment in Arya Sasol Polymer Company
1 974 - -
- other impairments 333 208 1 642
Reversal of impairment (13) (23) (12)
Profit on acquisition of business (245) (120) (354)
Profit on disposal of associate - (6) (7)
Profit on disposal of assets 7 (4) (138)
Scrapping of non-current assets 137 240 459
Write off of unsuccessful exploration wells 428 8 270
Tax effects and non-controlling interests (256) (36) 61
Headline earnings 14 522 14 161 25 504
Remeasurement items per above
Mining
2 54 61
Gas - - 11
Synfuels 43 108 238
Oil 60 4 14
Synfuels International (7) 33 34
Petroleum International 449 9 1 609
Polymers 1 988 45 62
Solvents 243 61 83
Olefins & Surfactants 28 102 (179)
Other chemical businesses 2 (119) (94)
Nitro 8 (113) (88)
Wax 2 (1) (2)
Infrachem (12) 5 8
Merisol 4 (10) (12)
Other businesses (187) 6 21
Remeasurement items 2 621 303 1 860
Headline earnings per share Rand 24,01 23,50 42,28
Diluted headline earnings per share Rand 23,89 23,34 42,07
The reader is referred to the definitions contained in the 2012 Sasol Limited annual financial statements.
Basis of preparation and accounting policies
The condensed consolidated interim financial results for the six months ended 31 December 2012 have been prepared in accordance with International Accounting
Standard 34 Interim Financial Reporting, Listings Requirements of the JSE Limited, the SAICA Financial Reporting Guides as issued by the Accounting Practices
Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, as well as the South African Companies Act, 2008, as amended.
The accounting policies applied in the condensed consolidated interim financial results are consistent with those applied for the year ended 30 June 2012 and are in terms of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
The condensed consolidated interim financial results do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS.
These condensed consolidated interim financial results have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.
The condensed consolidated interim financial results are presented in South African rand, which is Sasol Limited’s functional and presentation currency.
Christine Ramon CA(SA), Chief Financial Officer, is responsible for this set of financial results and has supervised the preparation thereof in conjunction with the
Executive: Group Finance, Paul Victor CA(SA).
Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.
Significant changes in contingent liabilities since 30 June 2012
As a result of the fine imposed on Sasol Wax GmbH in October 2008 by the European Commission, on 23 September 2011, Sasol Wax GmbH was served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. On 30 September
2011, another law suit has been lodged with the London High Court by 30 plaintiffs against Sasol Wax GmbH, Sasol Wax International AG and Sasol Holding in
Germany GmbH. The result of these proceedings cannot be determined at present.

Independent review by the auditors
These condensed consolidated interim financial results for the six months ended 31 December 2012 have been reviewed by KPMG Inc. KPMG Inc. has issued an unmodified review report on these condensed consolidated interim financial results. The auditor’s unmodified report is available for inspection at the registered office of the company.
Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa
Share registrars: Computershare Investor Services (Pty) Ltd., 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2
JSE Sponsor: Deutsche Securities (SA) (Pty) Ltd.
Directors (non-executive): Mrs TH Nyasulu (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)*, Dr MSV Gantsho*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*,
Mr PJ Robertson (British and American)*, Prof JE Schrempp (German)**, Mr S Westwell (British)*
(executive): Mr DE Constable (Chief Executive Officer) (Canadian), Mrs KC Ramon (Chief Financial Officer), Ms VN Fakude
*Independent **Lead independent director
Company secretary: Mr VD Kahla
Company registration number: 1979/003231/06, incorporated in the Republic of South Africa
Income tax reference number: 9520/018/60/8
Sasol Ordinary shares
JSE
Share code: SOL
ISIN: ZAE000006896
Sasol BEE Ordinary shares
NYSE Share code: SOLBE1
SSL
Share code: US8038663006
ISIN:ZAE000151817
American depositary receipts (ADR) program:
Cusip number 803866300
ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286, USA
Disclaimer - Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”,
“will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 12 October 2012 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word “calendar”.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 11, 2013
By:      VD Kahla
Name: Vuyo Dominic Kahla
Title:   Company Secretary